May 1, 2026

Jonathan Cross
Chairman
Shefford Companies, Inc.
1852 Banking Street Suite 29551
Greensboro, NC 27408

       Re: Shefford Companies, Inc.
           Amendment No. 2 to Registration Statement on Form 10-12G Filed August 15, 2025
           File No. 000-56601
Dear Jonathan Cross:

       We issued comments on the above captioned filing on September 11, 2025. On March
13, 2026, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

         As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Victor Cecco at 202-551-2064 or Ben Phippen at 202-551-3697 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance